Exhibit 99.1

Talend Reports Second Quarter 2017 Financial Results

-Record total quarterly revenue of $35.8 million, an increase of 41% year-over-year, while improving operating leverage

-Quarterly subscription revenue of $30.3 million, an increase of 43% year-over-year and 46% in constant currency

-Year-to-date positive net operating cash flow of $1.9 million

REDWOOD CITY, Calif.--(BUSINESS WIRE)--August 3, 2017--Talend (NASDAQ: TLND), a global leader in cloud and big data integration software, today released financial results for the second quarter ended June 30, 2017.

“We continue to execute on our growth strategy, delivering 41% revenue growth and continued operating margin improvement,” said Mike Tuchen, Talend CEO. “Our subscription revenue grew 46% year-over-year in constant currency. We saw large enterprise customers continue to adopt Talend with a 56% year-over-year increase. Additionally, our dollar based net expansion rate of 125% on a constant currency basis further validates the long-term strategic value of the Talend Data Fabric. Reinforcing our commitment to remain on the cutting edge of technology, we released a major update of big data integration solution, including market leading support for hybrid and multi-cloud enterprise IT environments. As we enter the third quarter we continue to see growing awareness and increasing enterprise adoption.”

Second Quarter 2017 Financial Highlights
(in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2017	2016	2017

Revenue:
Total Revenue	$25,381	$35,813	$48,137	$68,678
Year-over-Year % Change	38%	41%	36%	43%

Subscription Revenue	$21,222	$30,280	$40,519	$57,819
Year-over-Year % Change	40%	43%	40%	43%
Year-over-Year % Change - on a constant currency basis	40%	46%	41%	47%

IFRS operating margin	-30%	-18%	-28%	-20%
Non-IFRS operating margin (1)	-27%	-13%	-25%	-14%

Net loss:
IFRS	$(8,059)	$(7,754)	$(13,327)	$(15,172)
Non-IFRS (1)	$(7,328)	$(5,790)	$(11,885)	$(11,329)

Net loss per share:
Net loss per share - basic and diluted	$(2.02)	$(0.27)	$(3.34)	$(0.53)
Non-IFRS net loss per share	$(1.84)	$(0.20)	$(2.98)	$(0.39)

Shares outstanding used in computing per share amounts - basic and diluted	3,990	28,884	3,985	28,786
_________________
(1) Non-IFRS financial measures exclude stock-based compensation, amortization of acquired intangibles and share issuance costs related to follow-on offering.

For the second quarter of 2017, Talend substantially improved its operating leverage with IFRS operating margin improving to -18% from -30% and Non-IFRS operating margin improving to -13% from -27%, compared to the second quarter of 2016.

A reconciliation of IFRS to non-IFRS financial measures is provided in the financial tables below. An explanation of these measures is also included below, under the heading Non-IFRS Financial Measures.

Recent Business Highlights

  Became the first integration provider to support Cloudera Altus to simplify running large-scale data processing applications in the public cloud
  Unveiled multi-cloud big data integration solution for major cloud platforms including Amazon, Google, and Microsoft Azure
  Announced a native high-performance Snowflake Connector to streamline cloud data migration
  Named award-winning software industry veteran Nora Denzel to Talend Board

Financial Outlook

Talend’s outlook assumes similar business conditions and foreign exchange rates as of July 31, 2017.

Third quarter of 2017:

  Total revenue is expected to be in the range of $37.0 million to $38.0 million.
  Non-IFRS loss from operations is expected to be in the range of $(5.9) million to $(4.9) million.
  Net loss is expected to be in the range of $(9.3) million to $(8.3) million and non-IFRS net loss is expected to be in the range of $(6.0) million to $(5.0) million.
  Net loss per basic and diluted share is expected to be in the range of $(0.32) to $(0.29) and non-IFRS net loss per share is expected to be in the range of $(0.21) to $(0.17).
  Basic and diluted weighted average share count of 29.0 million shares.

Full year 2017:

  Total revenue expectations are raised to the range of $146.2 million to $148.2 million.
  Non-IFRS loss from operations is expected to be in the range of $(23.1) million to $(21.1) million.
  Net loss is expected to be in the range of $(35.6) million to $(33.6) million and non-IFRS net loss is expected to be in the range of $(24.8) million to $(22.8) million.
  Net loss per basic and diluted share is expected to be in the range of $(1.23) to $(1.16) and non-IFRS net loss per share is expected to be in the range of $(0.85) to $(0.78).
  Basic and diluted weighted average share count is adjusted to 29.0 million shares to reflect a longer holding period of options by our employees.

These statements are forward-looking and actual results may differ materially. Refer to the section under the heading Forward-Looking Statements below for information on the factors that could cause our actual results to differ materially. An explanation of non-IFRS measures is also included below under the heading Non-IFRS Financial Measures.

Conference Call Information

Talend will host a conference call and live webcast for analysts and investors at 4:30 p.m. Eastern time on August 3, 2017. Parties in the United States and Canada can access the call by dialing (888)-221-9591, using conference code 3769170. International parties can access the call by dialing (719)-325-2352 using conference code 3769170.

The webcast will be accessible on Talend’s investor relations website at http://investor.talend.com for one year. A telephonic replay of the conference call will be available through Thursday, August 10, 2017. To access the replay, parties in the United States and Canada should call (866)-375-1919 and enter conference code 3769170. International parties should call (719)-457-0820 and enter conference code 3769170.

Non-IFRS Financial Measures

In addition to disclosing financial measures prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’) as issued by the International Accounting Standard Board (‘‘IASB’’), this press release and the accompanying tables contain certain non-IFRS financial measures.

Non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. Talend considers these non-IFRS financial measures to be important because they provide useful indicators of its performance and liquidity measures. These are key measures used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short and long-term operational plans. In addition, investors often use similar measures to evaluate the performance of a company. Non-IFRS financial measures are presented for supplemental informational purposes only for understanding the company’s operating performance. The non-IFRS financial measures should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS financial measures presented by other companies. Please see the reconciliation of non-IFRS financial measures to the most directly comparable IFRS measure included in this release below.

Non-IFRS gross profit is calculated by adjusting gross profit to eliminate the impact of stock-based compensation expense and amortization of acquired intangibles.

Non-IFRS gross margin, expressed as a percentage, is calculated as non-IFRS gross profit divided by total revenue.

Non-IFRS loss from operations is calculated by adjusting loss from operations to eliminate the impact of stock-based compensation expense, amortization of acquired intangibles expense and share issuance costs related to follow-on offering.

Non-IFRS operating margin, expressed as a percentage, is calculated as non-IFRS loss from operations divided by total revenue.

Non-IFRS net loss is calculated by adjusting net loss to eliminate the impact of stock-based compensation expense, amortization of acquired intangibles and share issuance costs related to follow-on offering.

Non-IFRS cost of revenue is calculated by adjusting cost of revenue to eliminate the impact of stock-based compensation expense and amortization of acquired intangibles.

Non-IFRS operating expenses is calculated by adjusting operating expenses to eliminate the impact of stock-based compensation expense, amortization of acquired intangibles and share issuance costs related to follow-on offering.

Non-IFRS sales and marketing expense is calculated by adjusting sales and marketing expense to eliminate the impact of stock-based compensation expense and amortization of acquired intangibles.

Non-IFRS research and development expense is calculated by adjusting research and development expense to eliminate the impact of stock-based compensation expense and amortization of acquired intangibles.

Non-IFRS general and administrative expense is calculated by adjusting general and administrative expense to eliminate the impact of stock-based compensation expense, amortization of acquired intangibles and share issuance costs related to follow-on offering.

Free cash flow is defined as net cash from (used in) operating activities less cash used in investing activities for acquisition of property and equipment and intangible assets.

Subscription revenue growth on a constant currency basis represents subscription revenue adjusted to exclude foreign currency impacts. Subscription revenue on a constant currency basis is calculated by applying the average monthly currency rates for each month in the comparative period to the corresponding month in the current period. We believe the disclosure of subscription revenue in constant currency provides useful supplementary information to investors considering potential significant fluctuations in currency rates.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements in this press release include, but are not limited to, our anticipated operating results for the 2017 third quarter and fiscal year, our expectations regarding the evolution of our marketplace and the goals for our Talend Data Fabric and our belief that we are well-positioned to capitalize on the growing trends of Hadoop, Spark, MapR Streams and cloud adoption. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to inherent risks, uncertainties and changes in circumstance that are difficult or impossible to predict. Consequently, you should not rely on these forward-looking statements. Actual outcomes and results may differ materially from those contemplated by these forward-looking statements as a result of such uncertainties, risks, and changes in circumstances, including without limitation risks and uncertainties related to our ability to continue to deliver and improve our products and successfully develop new products; customer acceptance and purchase of our existing products and new products, including conversion of bookings to sales; our ability to retain existing customers and generate new customers; the market for data integration solutions, particularly our big data and cloud integration solutions, not continuing to develop; competition from other products and services; and general market, political, economic and business conditions, including the fluctuation of foreign currency exchange rates.

The forward-looking statements contained in this press release are also subject to other risks and uncertainties, and the foregoing list of factors is not exclusive. Additional risks and uncertainties that could affect our financial and operating results are included under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and elsewhere in our most recent filings with the Securities and Exchange Commission, including our most recent reports on Form 6-K and our Form 20-F filed with the SEC on March 7, 2017. Our SEC filings are available on the Investors section of Talend’s website at http://investor.talend.com and on the SEC’s website at www.sec.gov. The forward-looking statements in this press release are based on information available to us as of the date hereof, and we disclaim any obligation to update any forward-looking statements provided to reflect any change in our expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law.

About Talend

Talend (NASDAQ: TLND) is a next generation leader in cloud and big data integration solutions that helps companies become data driven by making data more accessible, improving its quality and quickly moving data where it’s needed for real-time decision making. By simplifying big data through these steps, Talend enables companies to act with insight based on accurate, real-time information about their business, customers, and industry. Talend’s innovative open-source solutions quickly and efficiently collect, prepare and combine data from a wide variety of sources allowing companies to optimize it for virtually any aspect of their business. Talend is headquartered in Redwood City, CA. For more information, please visit www.talend.com and follow us on Twitter: @Talend.

TALEND S.A.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER DATA
(in thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2017	2016	2017

Revenue
Subscriptions	$21,222	$30,280	$40,519	$57,819
Professional services	4,159	5,533	7,618	10,859
Total revenue	25,381	35,813	48,137	68,678
Cost of revenue
Subscriptions	3,065	3,970	5,559	7,631
Professional services	3,333	4,185	6,128	8,502
Total cost of revenue	6,398	8,155	11,687	16,133
Gross profit	18,983	27,658	36,450	52,545
Operating expenses
Sales and marketing	16,946	20,820	31,822	40,554
Research and development	4,889	6,447	9,166	12,102
General and administrative	4,681	6,891	8,940	13,440
Total operating expenses	26,516	34,158	49,928	66,096
Loss from operations	(7,533)	(6,500)	(13,478)	(13,551)
Finance income (expense)	(468)	(1,228)	234	(1,569)
Loss before income tax expense	(8,001)	(7,728)	(13,244)	(15,120)
Income tax (expense) benefit	(58)	(26)	(83)	(52)
Net loss for the period	$(8,059)	$(7,754)	$(13,327)	$(15,172)

Shares outstanding used in computing per share amounts - basic and diluted	3,990	28,884	3,985	28,786

Net loss per share - basic and diluted	$(2.02)	$(0.27)	$(3.34)	$(0.53)

UNAUDITED STOCK-BASED COMPENSATION AND AMORTIZATION OF ACQUIRED INTANGIBLES EXPENSE
Total stock-based compensation and amortization of acquired intangibles expense included in the Unaudited Consolidated Statements of Operations is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2017	2016	2017
	(unaudited)
Cost of revenue - subscriptions	$17	$74	$34	$95
Cost of revenue - professional services	17	42	32	81
Sales and marketing	210	676	389	1,078
Research and development	128	355	274	554
General and administrative	359	818	713	1,325
Total stock-based compensation and amortization of acquired intangibles expense	$731	$1,965	$1,442	$3,133

TALEND S.A.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands)

	December 31, 2016	June 30, 2017

Assets
Current assets:
Cash and cash equivalents	$91,023	$95,410
Trade receivables, net	38,016	33,309
Other current assets	6,559	7,190
Total current assets	135,598	135,908
Non-current assets:
Property and equipment, net	2,543	2,967
Goodwill	2,912	3,157
Intangible assets, net	509	390
Other non-current assets	3,089	3,116
Total non-current assets	9,053	9,630
Total assets	$144,651	$145,539
Liabilities
Current liabilities:
Trade and other payables	$21,270	$23,300
Provisions	759	642
Deferred revenue	74,119	87,675
Borrowings	143	9
Total current liabilities	96,291	111,626
Non-current liabilities:
Provisions	553	679
Deferred revenue	29,776	25,775
Borrowings	6	6
Total non-current liabilities	30,335	26,460
Total liabilities	126,626	138,086
Equity
Share capital	2,980	3,011
Share premium	194,992	197,036
Foreign currency translation reserve	1,551	1,048
Share-based payments reserve	7,574	10,552
Other reserves	—	50
Accumulated losses	(189,072)	(204,244)
Total shareholders’ equity (deficit)	18,025	7,453
Total liabilities and shareholders' equity (deficit)	$144,651	$145,539

TALEND S.A.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Six Months Ended June 30,
	2016	2017

Cash flows from operating activities:
Net loss for the period	$(13,327)	$(15,172)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation	565	710
Amortization of intangible assets	159	154
Unrealized gain foreign exchange	(650)	1,439
Non-cash finance costs	44	—
Stock-based compensation	1,281	2,978
Income tax for the year	(83)	52
Changes in operating assets and liabilities:
Trade receivables	(1,545)	6,371
Other assets	(482)	(253)
Trade and other payables	1,469	341
Provisions	(87)	101
Deferred income	13,250	5,139
Net cash from operating activities	594	1,860
Cash flows from investing activities:
Acquisition of property and equipment	(922)	(998)
Net cash used in investing activities	(922)	(998)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares	288	2,125
Deferred share issuance costs	(854)	—
Proceeds from borrowings	2,000	—
Repayment of borrowings	(47)	(138)
Net cash from financing activities	1,387	1,987
Net increase in cash and cash equivalents	1,059	2,849
Cash and cash equivalents at beginning of the period	6,930	91,023
Effect of exchange rate changes on cash and cash equivalents	456	1,538
Cash and cash equivalents at end of period	$8,445	$95,410

TALEND S.A.
IFRS to Non-IFRS Reconciliations
(In thousands)
(unaudited)

The following tables detail the reconciliation of IFRS financial measures to non-IFRS financial measures included in this release:

Loss from operations:	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2017	2016	2017

Loss from operations	$(7,533)	$(6,500)	$(13,478)	$(13,551)
Stock-based compensation expense	650	1,886	1,281	2,978
Amortization of acquired intangibles	81	78	161	155
Share issuance costs related to follow-on offering	-	-	-	710
Non-IFRS loss from operations	$(6,802)	$(4,535)	$(12,036)	$(9,708)

Non-IFRS operating margin	-27%	-13%	-25%	-14%

Net loss:	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2017	2016	2017

Net loss	$(8,059)	$(7,754)	$(13,327)	$(15,172)
Stock-based compensation expense	650	1,886	1,281	2,978
Amortization of acquired intangibles	81	78	161	155
Share issuance costs related to follow-on offering	-	-	-	710
Non-IFRS net loss	$(7,328)	$(5,790)	$(11,885)	$(11,329)

Share count:
Weighted-average shares outstanding - basic and diluted	3,990	28,884	3,985	28,786

Net loss per share:
Net loss per share - basic and diluted	$(2.02)	$(0.27)	$(3.34)	$(0.53)
Non-IFRS net loss per share	$(1.84)	$(0.20)	$(2.98)	$(0.39)

Gross profit:	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2017	2016	2017

Gross profit	$18,983	$27,658	$36,450	$52,545
Stock-based compensation expense	34	116	66	176
Amortization of acquired intangibles	-	-	-	-
Non-IFRS gross profit	$19,017	$27,774	$36,516	$52,721

IFRS gross margin	75%	77%	76%	77%
Non-IFRS gross margin	75%	78%	76%	77%

Cost of revenue:	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2017	2016	2017

Cost of revenue	$(6,398)	$(8,155)	$(11,687)	$(16,133)
Stock-based compensation expense	34	116	66	176
Amortization of acquired intangibles	-	-	-	-
Non-IFRS cost of revenue	$(6,364)	$(8,039)	$(11,621)	$(15,957)

Operating expenses:	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2017	2016	2017

Operating expenses	$(26,516)	$(34,158)	$(49,928)	$(66,096)
Stock-based compensation expense	616	1,770	1,215	2,802
Amortization of acquired intangibles	81	78	161	155
Share issuance costs related to follow-on offering	-	-	-	710
Non-IFRS operating expenses	$(25,819)	$(32,309)	$(48,552)	$(62,430)

Sales and marketing expense:	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2017	2016	2017

Sales and marketing expense	$(16,946)	$(20,820)	$(31,822)	$(40,554)
Stock-based compensation expense	210	676	389	1,078
Amortization of acquired intangibles	-	-	-	-
Non-IFRS sales and marketing expense	$(16,736)	$(20,143)	$(31,433)	$(39,476)

Research and development expense:	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2017	2016	2017

Research and development expense	$(4,889)	$(6,447)	$(9,166)	$(12,102)
Stock-based compensation expense	94	322	207	488
Amortization of acquired intangibles	34	33	67	66
Non-IFRS research and development expense	$(4,761)	$(6,092)	$(8,892)	$(11,548)

General and administrative expense:	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2017	2016	2017

General and administrative expense	$(4,681)	$(6,891)	$(8,940)	$(13,440)
Stock-based compensation expense	312	773	619	1,236
Amortization of acquired intangibles	47	45	94	89
Share issuance costs related to follow-on offering	-	-	-	710
Non-IFRS general and administrative expense	$(4,322)	$(6,073)	$(8,227)	$(11,405)

TALEND S.A.
Free Cash Flow
(In thousands)
(unaudited)

The following table details our free cash flow for the three and six months ended June 30, 2016 and 2017, and a reconciliation to the most directly comparable IFRS measure:

Free cash flow:
	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2017	2016	2017

Net cash from operating activities	(1,618)	(618)	594	1,860
Less: Acquisition of property and equipment	445	559	922	998
Free cash flow	$(2,063)	$(1,177)	$(328)	$862

TALEND S.A.
Constant Currency Reconciliation
(In thousands)
(unaudited)

The following table details our constant currency reconciliation for the three months ended June 30, 2017 to the most directly comparable IFRS measure:

	Three Months Ended June 30,		Year-over-Year Change
	2016	2017

Subscription revenue as reported	21,222	30,280	43%
Conversion impact U.S. Dollar/other currencies	-	810
Subscription revenue on a constant currency basis	$21,222	$31,090	46%

TALEND S.A.
IFRS to Non-IFRS Reconciliations for EPS Guidance
(In millions)
(unaudited)

The following tables detail the reconciliation of IFRS financial measures to non-IFRS financial measures included in this release:

Guidance for the third quarter and full year 2017:
	Three Months Ended September 30, 2017		Year Ended December 31, 2017
	Low	High	Low	High

Loss from operations	$(9.3)	$(8.3)	$(33.9)	$(31.9)
Stock-based compensation expense	3.2	3.2	9.8	9.8
Amortization of acquired intangibles	0.1	0.1	0.3	0.3
Share issuance costs related to follow-on offering	-	-	0.7	0.7
Non-IFRS loss from operations	$(5.9)	$(4.9)	$(23.1)	$(21.1)

	Three Months Ended September 30, 2017		Year Ended December 31, 2017
	Low	High	Low	High

Net loss	$(9.3)	$(8.3)	$(35.6)	$(33.6)
Stock-based compensation expense	3.2	3.2	9.8	9.8
Amortization of acquired intangibles	0.1	0.1	0.3	0.3
Share issuance costs related to follow-on offering	-	-	0.7	0.7
Non-IFRS net loss	$(6.0)	$(5.0)	$(24.8)	$(22.8)

Shares outstanding used in computing IFRS and Non-IFRS per share amounts	29.0	29.0	29.0	29.0

Net loss per share:
Net loss per share - basic and diluted	$(0.32)	$(0.29)	$(1.23)	$(1.16)
Non-IFRS net loss per share	$(0.21)	$(0.17)	$(0.85)	$(0.78)

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

CONTACT:
Investor Contact:
The Blueshirt Group for Talend
Cynthia Hiponia, 650-268-5018
ir@talend.com
or
Media Contact:
Talend
Chris Taylor, 650-268-502
Vice President, Corporate Communications
Ctaylor@Talend.com